UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1) *

Converted Organics Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

Peter S. Johnson, Esq.

Nixon Peabody LLP

100 Summer Street

Boston, Massachusetts 02110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

21254S 4 04

(CUSIP Number)

January 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS The Magliochetti Family 2009 Irrevocable Trust dated 01/12/09
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS LAM 2005 Trust dated 02/15/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS ORM 2005 Trust dated 02/15/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Frank P. Magliochetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,000,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Laura Ashley Magliochetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Olivia Rose Magliochetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Peter S. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) by the Reporting Persons on December 14, 2011(the “Statement”) relating to the Common Stock, $0.0001 par value, of Converted Organics Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 137A Lewis Wharf, Boston, MA 02110. The sole purpose of this Amendment No. 1 is to report a percentage change in beneficial ownership resulting from an increase in the number of outstanding shares of Common Stock. Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(e) of the Statement are hereby amended and restated in their entirety to read as follows:

(a)    As of January 31, 2012, the Reporting Persons beneficially own the number of shares of Common Stock set forth opposite their respective names in the table below, which shares of Common Stock represent the percentage of the Issuer’s outstanding Common Stock set forth in the table below:

Reporting Person	Number of Shares	Percentage

The Magliochetti Family 2009 Irrevocable Trust	2,500,000	0.9%
LAM 2005 Trust	2,500,000	0.9%
ORM 2005 Trust	2,500,000	0.9%
Frank P. Magliochetti	5,000,000	1.8%
Laura A. Magliochetti	2,500,000	0.9%
Olivia R. Magliochetti	2,500,000	0.9%
Peter S. Johnson	7,500,000	2.7%

Each of the percentages set forth in this Item 5(a) is based upon a total of 275,856,837 shares of Common Stock outstanding as of January 23, 2012, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on January 23, 2012.

(e)	To the knowledge of the Reporting Persons, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on or about January 17, 2012.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement, dated as of December 9, 2011, by and among the Reporting Persons (filed with the Commission on December 14, 2012).

SIGNATURES

After reasonable inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2012

The Magliochetti Family 2009
Irrevocable Trust dated 01/12/09

	By:	/s/ Peter S. Johnson
Peter S. Johnson
Trustee

LAM 2005 Trust dated 02/15/05

	By:	/s/ Peter S. Johnson
Peter S. Johnson
Trustee

ORM 2005 Trust dated 02/15/05

	By:	/s/ Peter S. Johnson
Peter S. Johnson
Trustee

/s/ Peter S. Johnson

/s/ Peter S. Johnson
Peter S. Johnson, attorney-in-fact for
Frank P. Magliochetti

/s/ Peter S. Johnson
Peter S. Johnson, attorney-in-fact for
Laura A. Magliochetti

/s/ Peter S. Johnson
Peter S. Johnson, attorney-in-fact for
Olivia R. Magliochetti